

Mail Stop 3628

October 19, 2009

Via Facsimile and U.S. Mail

David D. Smith
Chairman, President and Chief Executive Officer
Sinclair Television Group, Inc.
10706 Beaver Dam Road
Hunt Valley, MD 21030

> **Re: Sinclair Broadcast Group, Inc.**
> **Amendment No. 1 to Schedule TO-I**
> **Filed October 14, 2009**
> **Schedule TO-I filed by Sinclair Television Group, Inc.**
> **Filed October 8, 2009**
> **File No. 005-44309**

Dear Mr. Smith:

We have limited our review of the filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Purchase

Incorporation by Reference, page 5

1. We note that you are incorporating by reference financial information from your Form 10-K and most recent Form 10-Q. Please revise to include the summary financial information in Item 1010(c) of Regulation M-A. Refer to interpretation I.H.7. in the July 2001 Supplement to the Manual of Telephone Interpretations.

Conditions of the Offers…, page 14

2. Please revise to clarify that all conditions to the tender offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer.

3. Regarding the financing condition, please note that we believe reaching a final financing agreement constitutes a material change in the offer, and thus, the tender offer must remain open for at least five business days after financing is finalized.

Exhibit (a)(1)(ii)

4. We note that in the last sentence in the second paragraph on page 3 you require that security holders represent and warrant that they have "read the Offer Documents" and in the first bullet on page 5 that security holders have "received the Offer to Purchase." Please revise this language since it implies that security holders may waive their rights under the federal securities laws.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

David D. Smith
Sinclair Broadcast Group, Inc.
October 19, 2009
Page 3

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Jeffrey B. Grill, Esq.
        Pillsbury Winthrop Shaw Pittman LLP